Exhibit 4.10

350 Hudson Street New York, NY 10014 T +1 212-886-2000 F +1 212-886-2002 W www.eurorscg.com

OUTLINE OF TERMS OF EMPLOYMENT AGREEMENT
BETWEEN JAMES HEEKIN (JH)
AND EURO RSCG WORLDWIDE (ERWW)

TITLE AND TERM:

Term:

Three years and 3 months commencing October 1, 2003 and terminating on December 31, 2006. The parties will agree to commence discussions regarding renewal/extension of contract no later than September 1, 2006.

Title:	For the period October 1, 2003 through December 31, 2004: President/Chief Operating Officer (COO) of Euro RSCG Worldwide

For the period January 1, 2005 through December 31, 2006: Chief Executive Officer (CEO) of Euro RSCG Worldwide.

Reporting to:	Robert Schmetterer, Chairman and Chief Executive Officer of Euro RSCG Worldwide or his successor

BASE PACKAGE:

Base Salary:	$900,000 per year subject to review on December 31, 2004.

Annual Incentive:	A. For the period October 1, 2003 through December 31, 2003 – JH will be eligible to receive a subjective bonus to be determined by the CEO of Euro RSCG Worldwide.

B. For the period January 1, 2004 through December 31, 2006 - JH will be eligible to participate in the ERWW Headquarter Annual Incentive Plan, up to 100% of base salary. JH’s incentive compensation will be based upon the bonus matrix an example of which is appended hereto. This matrix will be established in approximately February of each calendar year for that calendar year. The first part of the matrix will establish financial performance criteria for ERWW. Potentially different financial criteria will be established for each of the three years. For example, in one year EBIT margin may be the focus; in the second year growth might be the focus; in the third year a combination might be the focus. This quantitative portion of the grid will account for 75% of the bonus. The second part of the matrix will establish annual subjective targets for JH. Again, these criteria will vary from year to year. The bonuses are paid in the spring of the following year, provided the targets in the bonus matrix are achieved. JH will be fully vested in any amount earned for a given year if he is actively employed as of December 31st of that year. For the year ended December 31, 2004, JH will receive a minimum bonus of $450,000

Benefits:

During JH’s employment he will be entitled to receive such medical, retirement, life insurance, long-term disability and other benefits as ERWW shall from time to time offer to its regular senior executives and as required by law. ERWW reserves the right to amend and change the benefits it offers from time to time. Attached is a summary of benefits.

Other Benefits:	ERWW will provide a car allowance of $1,000 per month to cover a car lease, maintenance, insurance and repair services.

ERWW will pay for country club dues in an amount up to $10,000 per annum.

SIGN ON BONUS:

Upon the execution of this letter, JH will receive 50,000 stock options from the stock option grant which is estimated to occur in October 2003. The vesting and option price are set by the Board of Directors of Havas S.A. The option price typically has been equivalent to the average trading price for 30 trading days prior to grant date. As the grant date has yet to be established the exact price of the options cannot be determined at this time.

DEFERRED COMPENSATION:

Stock Options:	On an annual basis commencing with the grant of the first tranche of stock options in 2004, JH will be eligible to participate in the Havas Stock Option Plan.

The Havas Stock Option Plan is an annual plan consisting of two grants. The first tranche and the second tranche.

The first tranche is generally granted around July/August of each year. This tranche is more of an incentive. The criteria for the grant is determined annually.

The second tranche is generally granted around March/April of the following year. This tranche is more of a reward. The criteria for the grant is the same criteria as used to establish the first tranche (for example, if organic growth is the focus of 2003 then these criteria are established with the first tranche and achievement of the second tranche is the reward for achieving the designated organic growth target.)

The vesting has historically been over three years at the rate of 33% per year with the first December following the award being deemed one year. If JH is terminated for a reason other than cause (including a termination by reason change of control of Havas S.A. as described under the Terms of Separation section), and if JH is not vested in the stock options granted to him, ERWW will use its best efforts to obtain Havas’s agreement to accelerate the vesting of such options so that they are fully vested. JH recognizes that ERWW has no control over Havas and accordingly, can not guarantee that accelerated vesting will be granted.

LTIP:

A new three (3) year plan will be established specifically for JH. This plan will be designed to produce an award equal to 100% of base pay over the three (3) year period provided certain financial criteria are achieved. This plan will cover the period January 1, 2004 through December 31, 2006.

The details of the plan will be determined in the future, using similar financial criteria to those that will be used for the annual incentive

If ERWW achieves 100% of its financial goals in a given year the JH will accrue 300K of annual deferred compensation for that year. Therefore, if ERWW achieves 100% of its financial goals during this 3 year period, ERWW will pay JH a bonus of $900,000. The plan will allow for lesser amounts to be earned if the actual results fall short of the target levels, and if the results fall below specified minimum amounts, no payment shall be due. The amount due will be paid to JH no later than March 15, 2007. JH will be full vested in the LTIP benefit as of December 31, 2006, assuming he is actively employed on that date. In the event his employment is terminated for any reason other than cause prior to the date he is fully vested, he will become fully vested in the benefit that has accrued up to the date of termination, however there will be no further accruals under the LTIP. If JH’s employment is terminated by ERWW (other than for cause, death or disability) prior to December 31, 2006, JH will receive accruals under the LTIP as if his employment had continued through December 31, 2006.

Retirement Plan (ESBA):

ERWW will engage Circle Advisors, Inc. to assist in establishing an ESBA- type retirement plan for JH. The terms must be approved by ERWW/HAVAS. ERWW will contribute $400K annually to the ESBA plan during the Term (as hereinafter defined) which will vest upon the date of such contribution, provided JH is actively employed on the date such contribution is made. The contributions will be made on July 1st of each year, commencing July 1, 2004.  If JH’s employment is terminated by ERWW (other than for cause, death or disability) prior to December 31, 2006, ERWW will continue to make contributions to the ESBA plan as if his employment had continued through December 31, 2006. IF JH’s employment continues after the Term, ERWW will continue to contribute to the ESBA plan upon the same terms at the rate of $400K per annum until the earlier to occur of (a) the termination of JH’s employment and (b) December 31, 2009.

In the event that the employment of JH is terminated for reasons other than cause at any time, including any extensions of JH’s employment beyond the term of this agreement, he will be paid the vested portion of ERWW’s contributions under the plan.

OTHER:

Vacation:

JH will be entitled to five (5) weeks of vacation which must be taken in accordance with ERWW policy. This will be prorated for any calendar year during the Term during which JH is not employed for the full calendar year.

Terms of Separation:

The term (“Term”) of this agreement is three years and three months. Should ERWW terminate JH’s employment during the Term for a reason other than cause, death or disability, JH will receive severance as salary continuance for a period commencing on the effective date of termination and ending on the later to occur of (a) December 31, 2006 or (b) twelve (12) months after the effective date of such termination. Such severance will consist of annual base gross salary paid at the rate in effect as of the effective date of termination plus incentive compensation, the LTIP, and the ESBA plan all of which determined in the manner set forth above,.The incentive compensation shall be paid during the severance period at the same rate as paid in the calendar year immediately preceding the year of termination.

Should this agreement expire without being extended or renewed or without ERWW offering to extend it for at least one year upon terms no less favorable than those offered during the initial term (including the continuation of the ESBA plan as provided above) and as a result thereof, JH’s employment terminates, JH will be entitled to the same severance benefits he would have received as if his employment had been terminated (other than for cause, death or disability) on December 31, 2006.

JH shall have the ability to terminate the agreement for good reason upon the occurrence of any of the following events: (a) if his duties and/or responsibilities are materially reduced; (b) if he is not appointed CEO of ERWW as provided herein; (c) if ERWW fails to make any payments due to JH in accordance with the terms of this agreement and such failure continues for more than 10 days after receipt of written notice to ERWW of such failure; or (d) if JH is required to relocate outside of the New York City metropolitan area. In the event the agreement is terminated for good reason, JH will receive all severance benefits as specified herein, and all grants and awards shall vest as if he had been terminated (other than for cause, death or disability) by ERWW.

In the event substantially all of the outstanding capital stock of Havas S.A. or substantially all of the assets of Havas S.A. is acquired by a party which does not control, is not controlled by or is not under common control with Havas S.A. and as a result thereof JH’s employment is terminated, JH will receive severance as salary continuance for a period commencing on the effective date of termination and ending on the later to occur of (a) December 31, 2006 or (b) twenty four (24) months after the effective date of such termination. Such severance shall consist of the annual base gross salary in effect at the time of such termination plus incentive compensation. The incentive compensation shall be paid during the severance period at the same rate as paid in the calendar year immediately preceding the year of termination.

All severance payments will be subject to standard withholding.

The parties have agreed that the provisions attached hereto as Schedule “1” will apply to a termination for “cause”

Should JH resign during the Term he will give ERWW a notice period of three (3) months. He will not be entitled to any annual incentive for the year in which he separates.

Confidentiality Non-Compete	JH will sign the attached Non-Competition Agreement, the terms of which are hereby incorporated in this agreement.

Notwithstanding the parties’ intent to enter into a more formal written employment agreement, this letter, once signed by both parties, shall constitute a binding contract, effective immediately, and remain in full force and effect until the parties enter into a more formal written employment agreement which supercedes this letter agreement by its express terms.

Agreed and Accepted by:	Euro RSCG Worldwide, Inc.
/s/ James Heekin	By:	/s/ Robert A. Schmetterer

James Heekin		Robert A. Schmetterer Chief Executive Officer

NON-COMPETITION AGREEMENT

THIS AGREEMENT made as of September __, 2003, by and between Euro RSCG Worldwide, Inc. (“Company”) and James Heekin (“Executive”)

WHEREAS, the Company and Executive have entered an Employment Agreement; and

WHEREAS, the parties desire to confirm their understanding with respect to the matters hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and in consideration of the annual incentive, sign-on bonus, LTIP and retirement plan described in the Employment Agreement, the parties agree as follows.

1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Account” shall mean (i) any product, service, brand or account assignment from any Client handled by Company during the period of the Executive’s employment with the Company prior to the Executive’s employment with the Company and (ii) any product, service, brand or account assignment from any prospective Client in respect of which the Company had made a presentation or other offering of services within a period of 180 days preceding the Determination Date.

“Affiliate” means, with respect to any person or entity, any other person or entity which directly or indirectly controls, is controlled by or is under common control with such person or entity.

“Business” shall mean the advertising, marketing, public relations, interactive advertising, and communication business as currently conducted by the Company and as it may be conducted by the Company during the term of this Agreement.

“Client” shall mean (A) anyone who is a client of Company on the Determination Date; (B) anyone who was a client of Company or anyone who was a client of the Business at any time during the one-year period immediately preceding the Determination Date; and (C) any prospective client to whom the Company has made a presentation or other offering of services within a period of 180 days immediately preceding the Determination Date.

“Competitive Business” means any business that derives more than 10% of its revenues, directly or indirectly, from advertising, marketing, public relations, interactive advertising, or other communication services.

“Confidential Information” means all information possessed by the Executive or his Representatives concerning Company or the Business and operations of the Company including notes, analyses, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from, such information, in whole or in part, other than information that (i) is or becomes generally available to the public (other than as a result of a disclosure by the Executive or a Representative of the Executive), (ii) was within the Executive’s possession on a non-confidential basis prior to its being furnished by the Company, or its Representatives or (iii) was received by the Executive from a source other than Company, or its Representatives; provided, that, in the cases of subparagraphs (ii) and (iii) above, the source of such information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company .

“Determination Date” means the date of termination of the Executive’s employment with Company, or if the Executive’s employment with Company shall not have terminated, the date on which the status of any Person as a Client or the status of any product, service, brand or account assignment as an Account is determined.

“Employment Agreement” means the Outline of Terms of Employment Agreement dated the date hereof between Company and the Executive.

“Permitted Activities” means owning directly or indirectly not more than 1% of the outstanding shares of publicly-held corporations engaged in a Competitive Business which have shares that are listed for trading on a United States or foreign securities exchange or through a recognized automated quotation system.

“Person” means any individual, firm, corporation (including any non-profit corporation), general or limited partnership, limited liability partnership, joint venture, limited liability company, estate, trust, association, organization, labor union, or other entity (including any governmental entity), including any successor (by merger or otherwise) of such entity.

“Restricted Period” means the period beginning on the date of this Agreement and ending on the date which is 18 months following the termination of the Executive’s employment with the Company if such termination is a result of Executive’s resignation , for cause or disability and the period for which Executive is paid severance benefits if such termination is for any other reason. With respect to Section 2(e), the “Restricted Period” means the period beginning on the date of this Agreement and ending, with respect to any particular item of Confidential Information, when such particular item ceases to be Confidential Information.

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Territory” means the entire world.

2. Proscribed Activities. In consideration for Executive’s eligibility to receive incentive compensation in accordance with his employment agreement, the Executive hereby agrees that during the Restricted Period he will not, directly or indirectly, individually, or through a corporation or other Person, without the prior written consent of the Company:

(a)        except for Permitted Activities, own an interest in, manage, operate, control, invest in, lend to, or acquire an interest in, or otherwise engage or participate in (whether as a proprietor, partner, joint venturer, investor, employee, consultant or other participant in) any Competitive Business in the Territory;

(b)        attempt in any manner to persuade any Client to cease to do business or to reduce the amount of business which any Client has customarily done with Company or contemplates doing with the Company or contemplated doing with the Company whether or not the relationship between the Company and such Client was originally established in whole or in part through his efforts;

(c)        except on behalf of the Company, render any services of the type rendered by Company to or for any Account, whether or not the relationship between the Company and such Client was originally established in whole or in part through his efforts;

(d)        except on behalf of the Company, employ or attempt to employ any person who is employed by Company on the Determination Date or who at any time during the year preceding the Determination Date was employed by the Company; or

(e)        disclose to anyone any Confidential Information or ideas of the Company or its Business or any similar information of any Client or with respect to any Account, or directly or indirectly, individually, or through a corporation or other Person utilize any such Confidential Information or ideas or any similar information of any Client or with respect to any Account for his own benefit, or for the benefit of third parties; provided that the Executive may disclose Confidential Information or such ideas or other information to any other Person to which such delivery or disclosure (i) is required to effect compliance with any law, rule, regulation or order applicable to the Executive, or (ii) is required in response to any subpoena or other legal process, (provided in each instance, the Executive uses his best efforts to limit any such disclosure to the extent reasonably practicable); and, provided, further, that in the event of any proposed disclosure pursuant to subclauses (i) and (ii) above, the Executive will use his best efforts to notify the Company of such proposed disclosure prior to effecting such proposed disclosure so that the Company may seek a protective order and/or other motion filed to prevent the production or disclosure of Confidential Information, and the Executive may disclose only such portion of the Confidential Information which in the written opinion of the Executive’s outside legal counsel is required by law to be disclosed (and the Executive will, at Company’s expense, use commercially reasonable efforts to preserve the confidentiality of the remainder of the Confidential Information).

3. Acknowledgments and Agreements of the Executive.

(a) The Executive acknowledges that maintaining such relationships and Clients and Accounts are an essential element to preserving the goodwill and reputation of the Business and the Company. Moreover, the Executive acknowledges the importance of protecting the proprietary information of Company and the proprietary information of Clients and Accounts.

(b) The Executive acknowledges that because of the nature of the Business and the fact that Clients and Accounts can be and are serviced wherever located, it is impractical and unreasonable to place a geographic limitation on the covenants contained herein.

(c) The parties to this Agreement intend that the covenants contained in this Agreement shall be construed as a series of separate covenants, one for each nation, state, province, territory, county and city included within the Territory and, except for geographic coverage, each such separate covenant shall be deemed identical. The Executive acknowledges that the covenants included in this Agreement are, taken as a whole, reasonable in their coverage in terms of proscribed activities, duration and geographical scope, and the Executive agrees not to raise any issue of reasonableness of coverage in terms of proscribed activities, duration or geographical scope in any proceeding to enforce any such covenant.

4. Remedies. The Executive agrees that (i) if the Executive were to breach any provision of this Agreement, the damage to the Company would be substantial, although difficult to ascertain, and money damages would not afford Company an adequate remedy, and (ii) if the Executive is in breach of this Agreement, or threatens a breach of this Agreement, the Company shall be entitled, in addition to all other rights and remedies as may be provided by law, to specific performance and injunctive and other equitable relief to prevent or restrain a breach of this Agreement.

IN WITNESS WHEREOF, the parties have set their hands and seals as of the date first above written.

EURO RSCG WORLDWIDE, INC.
BY:

James Heekin

Schedule “1”

Discharge by the Company.

(a)        The Company may terminate this Agreement and discharge the Executive at any time for “cause”, in which case the Executive shall be entitled to receive no separation pay and the Company shall not be obligated to continue to pay Base Salary compensation or any other amounts under this Agreement beyond the date of termination and shall have no further liability or obligation whatsoever to the Executive under this Agreement after the date of such termination, except the obligation to reimburse the Executive for business or entertainment expenses as provided in Paragraph __ that were incurred prior to the termination of the Executive’s employment. In case of such termination all restrictions under Paragraph __ of this Agreement shall continue to apply. The term “cause” shall mean the occurrence of any of the following:

(i)         The Executive’s refusal or repeated failure to perform his duties and responsibilities as set forth in Paragraph __ hereof for any reason (other than by reason of Executive’s Disability (as defined herein) and provided that the Executive’s refusal or failure to perform any unlawful or manifestly unethical act will not be deemed “cause”) in each case if such refusal or repeated failure is not cured (if curable) within 20 days after written notice thereof to the Executive by the Company ;

(ii)        Executive’s inability or a substantial interference with his ability to perform his duties and responsibilities by reason of participation in litigation or governmental action, investigation or other proceeding with respect to any matter not involving the Company or another Havas Company in which event the Company shall give Executive prompt written notice of such inability or interference and if such inability or substantial interference continues for 10 days after such notice

(iii)      Dishonesty of a serious nature such as fraud or misrepresentation, embezzlement or misappropriation of funds affecting the Company or another Havas Company, or affecting any client of or vendor to the Company or another Havas Company;

(iv)      Excessive use of alcohol or illegal drugs interfering with performance of the Executive’s obligations under this Agreement which continues after a warning by Company;

(v)        Conviction of a felony or of any crime involving the property of the Company or another Havas Company or the property of any client of or vendor to the Company or another Havas Company;

(vi)      Any willful or intentional act having the effect of materially injuring the reputation, business or business relationships of the Company or any of the Havas Companies;

(vii)     Commission of any crime of moral turpitude offensive to the conscience, or commission of any other act which becomes public and causes material injury to the reputation or the business relationships of the Company or any of the Havas Companies;

(viii)   Breach of any fiduciary duty to the Company or any of the Havas Companies involving personal profit;

(ix)      Material violation of any significant policy of the Company or the Havas Companies or other contractual, statutory or common law duties to the Company or another of the Havas Companies or its shareholders or others if such breach is not cured (if curable) within 20 days after written notice thereof to the Executive by the Company;

(x)        Breach of any representation or warranty made by the Executive in this Agreement; or

(xi)      Any material breach by the Executive (not covered by any of the foregoing clauses (i) through (x)) of any of the provisions of this Agreement or of the Non-Competition Agreement of even date between the Company and the Executive if such breach is not cured (if curable) within 20 days after written notice thereof to the Executive by the Company

Any notice required to be given by the Company pursuant to clause (i), (ii) or (xi) above shall specify the nature of the conduct allegedly constituting cause and the manner in which the Company requires such conduct to be cured (if such conduct is curable). In addition, in the event the Company terminates the Executive’s employment for cause, it must provide the Executive with a written notice specifying the reasons constituting cause.